UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 28, 2013

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated May 28, 2013 announcing STMicroelectronics’ sale of the ST-Ericsson Mobile Connectivity Global Navigation Satellite System (GNSS) Business.

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STMicroelectronics Announces Sale of the
ST-Ericsson Mobile Connectivity Global Navigation Satellite
System (GNSS) Business

Geneva, May 28, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced that ST-Ericsson, a 50-50 joint venture with Ericsson, has sold the assets and intellectual property rights (IPR) associated with its mobile connectivity Global Navigation Satellite System (GNSS) business and distributed the press release below.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

Press Release May, 28 2013

ST-Ericsson announces sale of its Connectivity [GNSS] business

Geneva, May 28, 2013. ST-Ericsson, a joint venture of STMicroelectronics (NYSE: STM) and Ericsson (NASDAQ: ERIC), today announced the signature of a definitive agreement to sell the assets and intellectual property rights (IPR) associated with its mobile connectivity Global Navigation Satellite System (GNSS) business to a leading semiconductor company.

The sale of these assets represents another step in the execution of Ericsson’s and ST’s announcement of March 18th 2013. In addition to the assets and IPR associated with this business, a world class team of 130 industry veterans located in Daventry (UK), Bangalore (India) and Singapore are anticipated to join the buyer at closing of the transaction.

The closing of the transaction is subject to regulatory approvals and standard conditions and is expected to be completed in August, 2013. ST-Ericsson estimates the proceeds from the sale, combined with the avoidance of employee restructuring charges and other related restructuring costs, will reduce the joint venture’s cash needs by approximately $90 million.

“Today’s transaction validates the leading innovation developed by ST-Ericsson in mobile navigation systems and marks a further important step towards the execution of our shareholders’ decision to exit from ST-Ericsson” commented Carlo Ferro, President and CEO of ST-Ericsson. “I am pleased that this organization will continue to develop leading-edge technologies and delighted that the team found a new home at a leading player in the semiconductor industry.”

About ST-Ericsson
ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.
www.stericsson.com
www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com

Ericsson Investor Relations
Phone: +46 10 719 00 00
E-mail: investor.relations@ericsson.com

STMicroelectronics Investor Relations
Tait Sorensen, Phoenix AZ, US
Phone: +1 602 485 2064

Celine Berthier, Geneva, Switzerland
Phone: +41 22 929 5812
Email: investors@st.com

STMicroelectronics Media Relations
Nelly Dimey, Paris, France
Phone: +33 1 58 077 785
Email: nelly.dimey@st.com

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 28, 2013	By:	/s/ Mario Arlati
		Name:	Mario Arlati
		Title:	Executive Vice President and Chief Financial Officer